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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GENETRONICS BIOMEDICAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

371916107

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 371916107			Page 2 of 10 Pages

1.	Name of Reporting Person: Pharma Services Holding, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 3,186,342(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 3,186,342(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,186,342(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.14%

12.	Type of Reporting Person: CO

(1) Includes 833,333 shares (the “Series A Shares”) of common stock (“Common Stock”) of Genetronics Biomedical Corporation (the “Issuer”) beneficially owned by QFinance, Inc. (“QFinance”) that are issuable at any time at QFinance’s option upon conversion of QFinance’s 50 shares of the Issuer’s Series A Preferred Stock pursuant to the Issuer’s Series A Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 1,428,571 shares (the “Series B Shares”) of Common Stock beneficially owned by QFinance that are issuable at any time at QFinance’s option upon conversion of QFinance’s 100 shares of the Issuer’s Series B Preferred Stock pursuant to the Issuer’s Series B Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also, includes 19,676 shares of Common Stock issued by the Issuer as payment for Series A and Series B Preferred Stock dividends accrued through September 30, 2003 (the “Dividend Shares”). Also, includes 904,762 shares of Common Stock (the “Warrant Shares”) issuable at any time upon exercise of Issuer’s warrants that are beneficially owned by QFinance, subject to adjustment as set forth therein.

(2) Calculated based on 58,764,529 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

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CUSIP No. 371916107			Page 3 of 10 Pages

1.	Name of Reporting Person: Pharma Services Intermediate Holding Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 3,186,342(3)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 3,186,342(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,186,342(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.14(4)%

12.	Type of Reporting Person: CO

(3) Includes the Series A Shares, the Series B Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.

(4) Calculated based on 58,764,529 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

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CUSIP No. 371916107			Page 4 of 10 Pages

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 3,186,342(3)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 3,186,342(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,186,342(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.14%

12.	Type of Reporting Person: CO

(3) Includes the Series A Shares, the Series B Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.

(4) Calculated based on 58,764,529 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

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CUSIP No. 371916107			Page 5 of 10 Pages

1.	Name of Reporting Person: QFinance, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 3,186,342(3)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 3,186,342(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,186,342(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.14%(4)

12.	Type of Reporting Person: CO

(3) Includes the Series A Shares, the Series B Shares, the Dividend Shares and the Warrant Shares; see Note 1 above.

(4) Calculated based on 58,764,529 shares of outstanding Common Stock of the Issuer on October 31, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

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CUSIP No. 371916107	Page 6 of 10 Pages

Item 1

     (a) Name of Issuer

     Genetronics Biomedical Corporation (the “Issuer”)

     (b) Address of Issuer’s Principal Executive Offices

     11199 Sorrento Valley Road, San Diego, California 92121

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Pharma Services Holding, Inc. (“Pharma Services”); Pharma Services Intermediate Holding Corp. (“Intermediate Holding”), a wholly-owned subsidiary of Pharma Services; Quintiles Transnational Corp. (“Quintiles”); and QFinance, Inc. (“QFinance”), a wholly-owned subsidiary of Quintiles. All of the outstanding common stock of Quintiles is owned by Intermediate Holding and Pharma Services.

(b) Address of Principal Business Office or, if none, Residence

Pharma Services’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Intermediate Holding’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Quintiles’s principal business office address is 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QFinance’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c) Citizenship

Pharma Services is a Delaware corporation. Intermediate Holding is a Delaware corporation. Quintiles is a North Carolina corporation. QFinance is a Delaware corporation.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number

371916107

Item 3

Not applicable.

Item 4 Ownership

(a) Amount Beneficially Owned: 3,186,342 shares are owned by QFinance, a wholly-owned subsidiary of Quintiles.

(b) Percent of Class:

     Such 3,186,342 shares are 5.14% of the Issuer’s Common Stock based on the 58,764,529 shares reported as outstanding as of October 31, 2003, as reported in the Issuer’s Form 10-Q for the period

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CUSIP No. 371916107	Page 7 of 10 Pages

ended September 30, 2003 and filed with the Securities and Exchange Commission on November 12, 2003.

(c) Number of Shares as to which such Person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,186,342

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,186,342

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 371916107	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004
PHARMA SERVICES HOLDING, INC.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Vice President & Corporate Secretary

PHARMA SERVICES INTERMEDIATE HOLDING CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Vice President & Corporate Secretary

QUINTILES TRANSNATIONAL CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Executive Vice President & General Counsel Chief Administrative Officer

QFINANCE, INC.

	By:	/s/ John S. Russell

	Name	John S. Russell
	Title:	President

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CUSIP No. 371916107	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement between Pharma Services Holding, Inc., Pharma Services Intermediate Holding Corp., Quintiles Transnational Corp. and QFinance, Inc.